OMB Number 3235-0145
United States
Securities and Exchange Commission
Washington DC 20549

Schedule 13D/A
Under the Securities and Exchange Act of 1934

Novastar Financial, Inc.
Name of Issuer

8.90% Series C Cumulative Redeemable Preferred Stock
Title of Class of Securities

CUSIP Number 669947806

Barry Igdaloff
PO Box 317
Blacklick, Ohio 43004, 614-939-0166
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2011
Date of Event which Requires Filing of this Statement

If this filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e) (f) or (g), check the following box / /.

Note: Scheduled filed in paper format shall include a signed original and five copies of the schedule including all exhibits.
See 240.13D-7 for other parties to who copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act, but shall be subject to all other provisions of the Act (however see the Notes).



1	Name of Reporting Person	Barry Igdaloff

2	If a member group		a)	/    /
					b)	/   /

3	SEC Use only

4	Source of Funds		PF

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting		0
Beneficially
Owned By Each		8	Shared Voting		0
Reporting Person
With			9	Sole Dispositive	0

			10	Shared Dispositive	0

11	Aggregate Amount Beneficially owned	0

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0	 %

14	Type of Reporting Person			IA




There are no changes to the Schedule 13D, as amended except as set forth in this first amendment.
















Item	5.	Interest in Securities of the Issuer

The Reporting Party ceased to be a
beneficial owner of more than 5 percent of Novastar 8.90 Series C cumulative Redeemable Preferred
Stock as of June 30, 2011.

The Reporting Party disposed of their entire 8.90% Series C
Redeemable Preferred shares in exchange for common stock and cash in an Issuer Exchange Offer pursuant to Prospectus dated May 3, 2011.




c)	None


Item	6.	Contracts, Arrangements, Understandings or Relationships
with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships with respect to securities of the Issuer between the reporting party and any other individual or entity.



Item	7.	Material to be filed as exhibits.

		None


Signature	After reasonable inquiry and to the best of my knowledge
		and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:		July 5, 2011


/s/
Barry Igdaloff